September 30, 2009

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Homeowners Choice, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended June 30, 2009
File No. 001-34126

Dear Mr. Rosenberg:

We are writing in response to additional comments we received from SEC Staff Accountant Tabitha Akins following the SEC’s review of our letter dated September 17, 2009, which was our response to your letter dated September 9, 2009. We received such additional comments during our September 23, 2009 telephone conversation with Ms. Akins.

With respect to your September 9, 2009 letter and first comment concerning our losses and loss adjustment expenses and related reserve estimation process, we wish to confirm our future filings on Form 10-K, beginning with our Form 10-K for the year ending December 31, 2009, will include substantially all information that was included in our S-1 that went effective on July 24, 2008 so long as that information remains relevant at each reporting date. Because there may be a need from time to time to update certain parts of this discussion, we have included the full text below from our S-1 and tracked any changes currently necessary to ensure our disclosure is relevant and consistent with our current practices. Thus, we propose that, beginning with our Form 10-K for the year ending December 31, 2009, our disclosure will use the general format that follows:

“Reserves for Loss and Loss Adjustment Expenses

We establish reserves for the estimated total unpaid costs of losses including loss adjustment expenses (LAE). Unless otherwise specified below, the term “loss reserves” shall encompass reserves for both losses and LAE. Loss reserves reflect management’s best estimate of the total cost of (i) claims that have been incurred, but not yet paid, and (ii) claims that have been “incurred but not yet reported” (“IBNR”). Loss reserves established by us are not an exact calculation of our liability. Rather, loss reserves represent management’s best estimate of our company’s liability based on application of actuarial techniques and other projection methodology and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss reserves is complex and necessarily imprecise, as it involves using judgment that is affected by many variables such as past loss experience, current claim trends and the prevailing social, economic and legal environments. The impact of both internal and external variables on ultimate loss and LAE costs is difficult to estimate. Our exposure is impacted by both the risk characteristics of the physical locations where we write policies, such as hurricane and tropical storm-related risks, as well as risks associated with varying social, judicial and legislative characteristics in Florida,

United States Securities and Exchange Commission

September 30, 2009

the state in which we operate. In determining loss reserves, we give careful consideration to all available data and actuarial analyses, and this process involves significant judgment.

The liability for losses and LAE represents estimates of the ultimate unpaid cost of all losses incurred, including losses for claims that have not yet been reported to our insurance company. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the kind of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported claims and LAE are determined using historical homeowners insurance information ~~by line of insurance~~ as adjusted to current conditions. Inflation is ordinarily implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results over multiple years.

Reserves are closely monitored and are recalculated periodically using the most recent information on reported claims and a variety of actuarial techniques. Specifically, ~~on a bi-weekly basis~~ claims management personnel complete weekly and ongoing reviews of existing reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior year. A similar review is conducted periodically by a claims committee of our board of directors ~~on a quarterly basis~~. As we develop historical data regarding paid and incurred losses, we use this data to develop expected ultimate loss and loss adjustment expense ratios. We then apply these expected loss and loss adjustment expense ratios to earned premium to derive a reserve level for ~~each~~ our homeowners line of business. In connection with the determination of these reserves, we will also consider other specific factors such as recent weather-related losses, trends in historical paid losses, and legal and judicial trends regarding liability. Most of our business was assumed from Citizens. Therefore, we use the loss ratio method, ~~based on the expected loss ratio underlying Citizens’ rates,~~ among other methods, to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with the possibility of variability from the initial estimate of ultimate losses.

When a claim is reported to us, our claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, location, and the policy provisions relating to the type of loss. Case reserves are adjusted by us as more information becomes available. It is our policy to settle each claim as expeditiously as possible.

We maintain IBNR reserves to provide for already incurred claims that have not yet been reported and developments on reported claims. The IBNR reserve is determined by estimating our insurance company’s ultimate net liability for both reported and IBNR claims and then subtracting the case reserves and payments made to date for reported claims.

Loss Reserve Estimation Methods. We apply the following general methods in projecting loss and LAE reserves:

1.	Reported loss development;

2.	Paid loss development;

3.	Loss ratio method; and

4.	Average outstanding and open claims.

United States Securities and Exchange Commission

September 30, 2009

The results of the reserve calculations using these methods were similar, and therefore, we relied on an average of the four methods.

Description of Ultimate Loss Estimation Methods. The reported loss development method relies on the assumption that, at any given state of maturity, ultimate losses can be predicted by multiplying cumulative reported losses (paid losses plus case reserves) by a cumulative development factor. The validity of the results of this method depends on the stability of claim reporting and settlement rates, as well as the consistency of case reserve levels. Case reserves do not have to be adequately stated for this method to be effective; they only need to have a fairly consistent level of adequacy at all stages of maturity. Because of our limited loss experience, we select loss development factors based on industry data found in ~~2007~~ current A.M. Best’s Aggregates and Averages – Property/Casualty – United States & Canada. We assume that our loss development patterns will be reasonably consistent with industry averages, and use the selected factors to project the ultimate losses.

The paid loss development method is mechanically identical to the reported loss development method described above. The paid method does not rely on case reserves or claim reporting patterns in making projections.

The validity of the results from using a loss development approach can be affected by many conditions, such as internal claim department processing changes, a shift between single and multiple claim payments, legal changes, or variations in our mix of business from year to year. Also, since the percentage of losses paid for immature years is often low, development factors are volatile. A small variation in the number of claims paid can have a leveraging effect that can lead to significant changes in estimated ultimate losses. Therefore, ultimate values for immature accident years are often based on alternative estimation techniques.

~~Because we assumed the majority of our policies from Citizens, we employ a loss ratio method based on the expected loss projections for Citizens’ policies. This~~ The loss ratio method used by the Company relies on the assumption that remaining unreported losses are a function of the total expected losses rather than a function of currently reported losses. The expected loss ratio is multiplied by earned premium to produce ultimate losses. Paid losses are then subtracted from this estimate to produce expected unreported losses.

The loss ratio method is most useful as an alternative to other models for immature accident years. For these immature years, the amounts reported or paid may be small and unstable, and therefore, not predictive of future development. Therefore, future development is assumed to follow an expected pattern that is supported by more stable historical data or by emerging trends. This method is also useful when changing reporting patterns or payment patterns distort the historical development of losses.

Finally, we employ the average outstanding and open claims method. We segregate our claims according to when we assumed them from Citizens and conduct a detailed review in order to estimate average future development of open claims and average projected loss on IBNR claims. We combine this estimate with our open claims in order to derive an estimate of expected unreported losses. Paid losses are added to this estimate in order to derive an estimate of ultimate losses. This method is based on the assumption that future IBNR claims and the average severity of open claims and IBNR claims can be reasonably estimated from the experience available.

While the property and casualty industry has incurred substantial aggregate losses from claims related to asbestos-related illnesses, environmental remediation, product and mold, and other uncertain or environmental exposures. We have not experienced significant losses from these types of claims.

United States Securities and Exchange Commission

September 30, 2009

Currently, we calculate on a monthly basis our estimated ultimate liability using these principles and procedures applicable to the lines of business written. However, because the establishment of loss reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss reserves and have a material adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

Our reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine our net loss reserves. Management does not believe that any reasonably likely changes in the frequency of claims would affect the Company’s loss reserves. However, management believes that a reasonably likely increase or decrease in the severity of claims could impact our net loss reserves. The table below summarizes the effect on net loss reserves and ~~surplus~~ equity in the event of reasonably likely changes in the severity of claims considered in establishing loss and loss adjustment expense reserves. The range of reasonably likely changes in the severity of our claims was established based on a review of changes in accident year development ~~by line of business~~ and applied to loss reserves as a whole. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios:

Year Ended December 31, 2009
Change in Reserves, net of reinsurance	Adjusted Reserves, net of reinsurance	Percentage change in equity (1)

-10.0%	Xx,xxx	x.xx%

-7.5%	Xx,xxx	x.xx%

-5.0%	Xx,xxx	x.xx%

-2.5%	Xx,xxx	x.xx%

Base	Xx,xxx	—

2.5%	Xx,xxx	- x.xx%

5.0%	Xx,xxx	- x.xx%

7.5%	Xx,xxx	- x.xx%

10.0%	Xx,xxx	- x.xx%

(1) Net of tax.”

With respect to your request for revisions to our response to the SEC’s prior comment #2 from your letter dated September 9, 2009, we have updated our previously proposed disclosures to include information about the change in our reserves during 2009 specific to the prior years. This change in our reserves specific to the prior years’ incurred claims was actually due to favorable development (i.e., our reserves specific to prior years decreased during 2009). Thus, we propose that, beginning with the filing of our Form 10-Q for the period ending September 30, 2009, we will include information in the general format shown below, which includes a portion of our prior proposed revision and, additionally, explains the reason for the significant change relating to our prior years’ reserve:

United States Securities and Exchange Commission

September 30, 2009

“Our losses and loss adjustment expense reserves (“Reserves”), which are more fully described below under “Critical Accounting Policies and Estimates,” are specific to homeowners insurance, which is our only line of business. These Reserves include both case reserves on reported claims and our reserves for incurred but not reported losses. Such Reserves increased from $xx.x million at December 31, 2008 to $xx.x million at September 30, 2009. The $xx.x million increase in our Reserves during 2009 is comprised of $xx.x million incurred in the nine months ended September 30, 2009 offset by a reduction of $xx.x million and $xx.x million specific to our Reserves for 2008 and 2007, respectively. The $xx.x million increase in our Reserves for claims incurred in 2009 is due to the increase in our policy volume, which has resulted in an increase in the amount of reported losses and caused us to strengthen our Reserves for 2009 cases. The decrease of $xx.x million specific to our 2008 and 2007 Reserves is due to favorable development as we had anticipated our expense for claims incurred in these years would be higher than we have actually incurred to date.”

We look forward to your response to our proposed changes to be reflected in our future filings with the Securities and Exchange Commission as outlined above. Further, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 727-213-3675 should you have questions or need additional information.

Sincerely,

HOMEOWNERS CHOICE, INC.

/s/ Richard R. Allen

Richard R. Allen

Chief Financial Officer